FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Intershop Communications Reports Third Quarter 2002 Financial Results

INTERSHOP Communications Aktiengesellschaft
(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of Registrant's Name into English)

Amsinckstrasse 57
D-20097 Hamburg
Federal Republic of Germany
(011) 49-40-23708-2
(Address and Telephone Number of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Intershop Communications Reports Third Quarter 2002 Financial Results

In Challenging Market Environment, Intershop Further
Reduces Costs and Net Cash Usage

Enfinity MultiSite Sales Promising

Jena, Germany, October 30, 2002 - Intershop Communications AG (Neuer Markt: ISH, Nasdaq: ISHP), a leading provider of e-commerce software for enterprises, today announced financial results for the third quarter and first nine months of 2002, ended September 30, 2002.

Under challenging market conditions, Intershop remained focused on cutting operating costs and reducing net cash usage, driving down third quarter 2002 operational costs (cost of revenue and operating expenses) excluding restructuring costs by 11% sequentially and reducing quarterly net cash usage by 42% against the previous quarter.

Third quarter 2002 revenue totaled Euro 8.9 million, compared with Euro 12.1 million in the second quarter of 2002. Revenues for the third quarter reflected ongoing weakness in the global economy, restrained information technology (IT) spending patterns and seasonal effects in the European market. As a result of these factors, a number of customer orders were postponed, leading to reduced third quarter 2002 license revenue of Euro 3.5 million, as compared to second quarter 2002 license revenue of Euro 6.3 million and to third quarter 2001 license revenue of Euro 2.8 million. Service revenue (including services, maintenance, and other revenue) in the third quarter of 2002 totaled Euro 5.4 million, as compared to Euro 5.8 million in the second quarter of 2002.

Slightly exceeding management guidance given on July 31, 2002, Intershop reduced total operational costs by 8% sequentially, from Euro 18.0 million in the second quarter of 2002 to Euro 16.7 million in the third quarter of 2002. Excluding restructuring expenses, total third quarter 2002 operational costs were reduced by Euro 1.9 million, or 11%, to Euro 15.6 million in the third quarter of 2002.

Intershop’s third quarter 2002 net loss totaled Euro 7.5 million (net loss of Euro 0.08 per share), compared to a net loss of Euro 5.8 million (net loss of Euro 0.06 per share) in the second quarter of 2002. Year over year, Intershop reduced its net loss by 83%, from a net loss of Euro 44.2 million (net loss of Euro 0.50 per share) in the third quarter of 2001.

In line with management guidance, net cash usage was reduced sequentially by 42% to Euro 5.7 million in the third quarter of 2002. As of September 30, 2002, liquidity including cash, cash equivalents, marketable securities, and restricted cash totaled Euro 20.4 million.

Third Quarter 2002 Summary

Challenging Market Conditions

Intershop operated in a challenging market environment during the quarter, characterized by continued weakness in IT spending patterns, exacerbated by the typical third quarter seasonal downturn and a further lengthening of enterprise customer sales cycles.

Revenue for the quarter totaled Euro 8.9 million, in line with management’s lowered third quarter 2002 expectations, announced on October 1, 2002.

Due to postponed customer orders and seasonally low IT spending, third quarter 2002 license revenue declined to Euro 3.5 million, from license revenue of Euro 6.3 million in the second quarter of 2002, and increased by 25% from license revenue of Euro 2.8 million in the third quarter of 2001.

Operational Overview

Executive appointments to strengthen sales and marketing efforts included the addition of Werner Fuhrmann to the role of President Europe, Middle East and Africa and the Intershop management board. Stephen Kirchoff was appointed to the role of Senior Vice President Strategic Marketing (appointed in the fourth quarter). Additionally, new regional business unit heads were named in the United States (appointed in the fourth quarter), the United Kingdom, and France.

19 new Enfinity product family platforms and solutions were sold, bringing the total number of Enfinity family platforms and solutions sold to date to 379 worldwide.

Launched Version 4.0 of Enfinity Procurement solution, featuring enhanced support for supplier management as well as desktop purchasing and marketplace management capabilities.

Sales of Intershop’s unique Enfinity MultiSite gained ground, evidenced by the sale of 5 Enfinity MultiSite solutions, generating 33% of total license sales.

20 Intershop-powered websites went live in the third quarter of 2002, including sites for blue-chip customers such as BMW, Quelle, Otto, Volkswagen, Agrolinz, Haefele, and Eastern Home Shopping.

Due to high customer satisfaction, Intershop received significant repeat business from blue-chip customers such as Deutsche Telekom, Hewlett-Packard, and the Otto Group.

Effective Cost Controls and Cash Management

Slightly exceeding management guidance given on July 31, 2002, Intershop reduced total operational costs by 8% sequentially, from Euro 18.0 million in the second quarter of 2002 to Euro 16.7 million in the third quarter of 2002. Excluding restructuring expenses, total third quarter 2002 operational expenses were reduced by Euro 1.9 million, or 11%, to Euro 15.6 million. Compared to the third quarter of 2001, Intershop reduced its third quarter 2002 operational costs by Euro 43.8 million or 72%.

Cost reductions were derived across all functions and geographic regions due to efficiency gains from a streamlined corporate structure. Workforce reduced by 18 employees during the third quarter, to a total of 513 employees as of September 30, 2002.

In line with management guidance, net cash usage declined sequentially by Euro 4.1 million or 42%, to Euro 5.7 million in the third quarter of 2002. Third quarter 2002 net cash usage was affected by cash payments relating to restructuring activities in the third quarter of 2002 and previous quarters.

As of September 30, 2002, liquidity including cash, cash equivalents, marketable securities, and restricted cash totaled Euro 20.4 million, compared with Euro 26.0 million at the end of the second quarter of 2002.

Third quarter 2002 net loss of Euro 7.5 million (net loss of Euro 0.08 per share), compared to Euro 5.8 million (Euro 0.06 per share) in the second quarter of 2002. Year over year, Intershop reduced its net loss by 83%, from a net loss of Euro 44.2 million (net loss of Euro 0.50 per share) in the third quarter of 2001.

Management Review

Stephan Schambach, Chief Executive Officer, commented, “ Intershop continued to operate in a very tough market environment during the third quarter of 2002. Due to continued weakness in the global economy, companies again postponed or even reduced IT spending, thus further extending the sales cycle of major IT investments. Despite weaker than expected contract closure rates experienced during the quarter, we were encouraged by considerable customer demand for our unique and highly innovative Enfinity MultiSite solution. With five Enfinity MultiSite solutions sold during the quarter, Intershop continues to enable enterprises to deploy and centrally manage multiple e-commerce initiatives across different business units from a single platform. Additionally, we saw high customer satisfaction as evidenced by significant repeat business in the third quarter. On the product front, Intershop released a new version of our popular Enfinity Procurement Solution, featuring enhanced support for supplier management as well as desktop purchasing and marketplace management capabilities.”

Dr. Juergen Schoettler, Chief Financial Officer, said, “ In the third quarter of 2002, we stayed focused on controlling cost and preserving cash. We were able to further reduce our quarterly operational costs by 8% sequentially and 83% year over year. In addition, our quarterly cash burn rate declined 42% compared to the previous quarter. Controlling costs and further reducing net cash usage will continue to be a focal point of our activities in the future.”

Business Outlook

Based on year-end corporate IT budget utilizations and postponed customer orders from the third quarter of 2002, Intershop expects total revenue in the fourth quarter of 2002 will be significantly higher than in the third quarter of 2002. Operational costs (cost of revenue and operating expenses) in the fourth quarter of 2002 are forecasted to be flat with or below operational costs (excluding restructuring cost) in the third quarter of 2002. Intershop maintains its goal to reach quarterly EBITDA break-even in the fourth quarter of 2002. Due to the difficult market environment, however, Intershop does not exclude the possibility of incurring an EBITDA-loss of up to Euro 3 million in the fourth quarter of 2002. Net cash usage for the fourth quarter of 2002 is anticipated to be below the level exhibited in the third quarter of 2002.

Special Stockholders’Meeting

Intershop will hold a special stockholders’meeting on October 30, 2002, commencing at 11:00 a. m. Central European Time. At the meeting, Intershop stockholders will, among other things, be asked to approve a reverse stock split, exchanging five existing Intershop common bearer shares for one new Intershop common bearer share.

Investor Conference Call Information

The company will hold a conference call (audio Webcast at http://www.intershop.com, section investors) with CEO Stephan Schambach and CFO Dr. Juergen Schoettler to discuss the third quarter 2002 results in more detail. The conference call is scheduled for Wednesday, October 30, 2002, at 8:00 a. m. Central European Time / 2:00 a. m. Eastern Standard Time / October 29, 2002, at 11:00 p. m. Pacific Standard Time. A replay of the call will be made available via the Internet at http://www.intershop.com.

About Intershop

Intershop Communications AG (Neuer Markt: ISH; Nasdaq: ISHP) is a leading provider of e-commerce solutions for enterprises who want to automate marketing, procurement, and sales using Internet technology. The Intershop Enfinity commerce platform, combined with proven, flexible industry and cross-industry solutions, enables companies to manage multiple business units from a single commerce platform, optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies get a higher return on investment (ROI) at a lower total cost of ownership (TCO), increasing the lifetime value of customers and partners. Intershop has more than 2,000 customers worldwide in retail, high-tech and manufacturing, media, telecommunications and financial services. Customers including Bertelsmann, Motorola, Sonera, Ericsson, Otto and Bosch have selected Intershop's Enfinity as the foundation for their global e-commerce strategy. More information about Intershop can be found on the Web at http://www.intershop.com.

Investor Relations Klaus F. Gruendel P: +49-3641-50-1000 F: +49-3641-50-1002 k.gruendel@intershop.com	Public Relations Heiner Schaumann P: +49-3641-50-1000 F: +49-3641-50-1002 h.schaumann@intershop.com

This press release may contain forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated May 9, 2002.

Intershop Communications AG Condensed Consolidated Balance Sheet (U.S.-GAAP) (in thousands Euro)
	September 30, 2002 (unaudited)	December 31, 2001
ASSETS	€	€
Current assets:
Cash and cash equivalents	7.281	9.107
Marketable securities	5.215	19.358
Restricted cash	7.873	7.873
Trade receivables, net of allowances for doubtful accounts of	-	-
(€11,777) and (€12,846), respectively	11.998	11.679
Prepaid expenses and other current assets	6.685	9.976
Total current assets	39.052	57.993
Property and equipment, net	6.078	13.522
Investments	-	-
Goodwill and acquired intangible assets, net	4.473	4.473
Other assets	3.221	3.628
Total assets	52.824	79.616

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current debt and current maturities of long-term debt	104	99
Accounts payable	1.380	3.540
Accrued restructuring costs	7.336	10.653
Other Accrued liabilities	12.668	15.602
Deferred revenue	4.064	5.569
Total current liabilities	25.552	35.463
Long Term liabilities	157	177
Deferred revenue	39	103
Total liabilities	25.748	35.743

Shareholders' equity
Common stock, stated value €1-authorized: 183,971,678 shares;
outstanding: 96,532,000 shares at June 30, 2002 and 88,191,322
shares at December 31, 2001 respectively	96.532	88.191
Paid-in capital	15.088	13.420
Cash received for unregistered stock	-	-
Accumulated deficit	(87.150)	(60.632)
Accumulated other comprehensive income	2.606	2.894
Total shareholders' equity	27.076	43.873
Total liabilities and shareholders' equity	52.824	79.616

Intershop Communications AG Condensed Consolidated Statement of Operations (U.S.-GAAP) (In thousands Euro, except per share amounts, unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
	€	€	€	€
Revenues:
Licenses	3.517	2.803	15.969	16.360
Services, maintenance and other revenue	5.395	11.929	17.173	40.634
Total revenues	8.912	14.732	33.142	56.994

Cost of revenues:
Licenses	463	396	1.173	2.160
Services, maintenance and other revenue	4.156	9.558	14.063	33.952
Total costs of revenues	4.619	9.954	15.236	36.112

Gross Profit	4.293	4.778	17.906	20.882

Operating expenses:
Research and development	1.526	3.762	5.804	12.537
Sales and marketing	6.502	13.008	22.389	51.251
General and administrative	2.959	11.227	11.446	35.355
Goodwill and acquired intangible asset amortization	-	3.967	-	8.704
Restructuring costs	1.067	18.567	5.441	21.562
Total operating expenses	12.054	50.531	45.080	129.409

Operating income (loss)	(7.761)	(45.753)	(27.174)	(108.527)

Other income (expense):
Interest income	201	1.226	433	3.351
Interest expense	(21)	(5)	(23)	(17)
Write down of investments	-	-	-	(2.482)
Other income (expense), net	101	300	246	564
Total other income (expense)	281	1.521	656	1.416

Net income (loss)	(7.480)	(44.232)	(26.518)	(107.111)

Basic earnings (loss) per share	(0,08)	(0,5)	(0,28)	(1,22)

Shares used in computing:
For basic earnings (loss) per share	96.532	88.182	95.049	88.115

Intershop Communications AG Condensed Consolidated Statement of Cash Flows (U.S.-GAAP) (in thousands Euro; unaudited)
	Nine Months Ended September 30,
	2002	2001
	€	€
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(26.518)	(107.110)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	7.258	12.227
Amortization of goodwill	-	8.704
Depreciation of investments	-	2.482
Provision for doubtful accounts	(711)	12.348
Loss/(Gain) on disposal of marketable securities	152	(1.216)
Loss on disposal of equipment	251	-
Change in:
Accounts receivable	204	7.437
Prepaid expenses and other current assets	3.261	(2.072)
Other assets	286	(1.016)
Accounts payable	(2.129)	(5.890)
Deferred revenue	(1.502)	(1.249)
Accrued restructuring liability	(3.317)	12.482
Accrued expenses and other liabilities	(2.817)	(744)

Net cash used in operating activities	(25.582)	(63.617)

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	-	(7.705)
Sale proceeds on disposal of equipment	536	-
Purchases of equipment, net of capital leases	(648)	(5.561)
Sale proceeds on disposal of marketable securities	42.327	81.487
Purchase of marketable securities	(28.328)	(78.163)

Net cash used in investing activities	13.887	(9.942)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common stock	10.009	519

Net cash provided by financing activities	10.009	519

Effect of change in exchange rates on cash	(140)	765

Net change in cash and cash equivalents	(1.826)	(72.275)

Cash and cash equivalents, beginning of period	9.107	84.062

Cash and cash equivalents, end of period	7.281	11.787

Intershop Communications AG Consolidated Statement of Convertible Redeemable Preferred Stock and Shareholders` Equity (in thousands €, except share data)
	Convertible Redeemable Preferred Stock		Common Stock			Notes	Deferred	Accumulated	Comprehensive	Total Stockholders'	Cumulative Comprehensive
	Shares	Amount	Shares	Stated Value	APIC	Receivable	Compensation	Deficit	Income (Loss)	Equity	Income (Loss)
Balance, December 31, 1999	-	-	84.390.520	16.878	48.169	(141)	(273)	(45.406)	3.637	22.865	(14.716)
Net loss								(38.923)		(38.923)	(38.923)
Foreign currency translation adjustments									1.523	1.523	1.523
Unrealized Gain (Loss) on Available for Sale Security, net			500.000						(3.451)	(3.451)	(3.451)
Private Placement of Common Stock, net			1.675.000	100	38.900					39.000
Issuance of Common Stock for Secondary Offering, net			280.000	335	111.876					112.211
Conversion of preferred stock of subsidiary to common stock of parent, net of share amounts not converted			275.011	56	(56)
Issuance of Common Stock for Acquisitions			882.485	275	22.586					22.861
Exercise of stock options				334	4.635					4.969
Capital Contribution (net of tax)					12.500					12.500
Collections on notes receivables from stockholders						141				141
Amortization of deferred compensation							273			273
Allocation of par value resulting from stock split				70.025	(70.025)
Balance, December 31, 2000	-	-	88.003.016	88.003	168.585	-	-	(84.329)	1.709	173.969	(55.567)
Net loss								(131.798)		(131.798)	(131.798)
Foreign currency translation adjustments									837	837	837
Unrealized Gain (Loss) on Available for Sale Security, net									348	348	348
Exercise of stock options			188.306	188	330					518
Appropriation of paid in capital					(155.495)			155.495
Balance, December 31, 2001	-	-	88.191.322	88.191	13.420	-	-	(60.632)	2.894	43.874	(186.180)
Net loss (unaudited)								(26.518)		(26.518)	(26.518)
Foreign currency translation adjustments(unaudited)									(43)	(43)	(43)
Unrealized Gain (Loss) on Available for Sale Security, net (unaudited)									(246)	(246)	(246)
Exercise of stock options			6.678	7	1					8
Private Placement of Common Stock, net (unaudited)			8.334.000	8.334	1.667					10.001
Balance, September 30, 2002			96.532.000	96.532	15.088	-	-	(87.150)	2.605	27.076	(212.987)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: October 31, 2002	By: /s/ Stephan Schambach
Stephan Schambach
Chief Executive Officer
(Vorstandsvorsitzender)